BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the _applicant_ required to be reported on Schedule B?

◉ **Yes** ○ **No**

Ownership Codes:	**NA** - less than 5%	**B** - 10% but less than 25%	**D** - 50% but less than 75%
	A - 5% but less than 10%	**C** - 25% but less than 50%	**E** - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ANDERSON, AUREL DAVINA	I	PRESIDENT	10/2020	NA	Y	N	6573760
KAPPOTIS, ERNEST DOMENIC ~~GEORGE, KENNETH RONALD~~	I	PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL OPERATIONS OFFICER	06~~03~~/2021	NA	N	N	4871251~~2643369~~
MATTEINI, FRANCESCO	I	CCO	01/2017	NA	N	N	4991747
USTOCKTRADE, LLC	DE	OWNER	09/2014	E	Y	N	37-1601779